TO:

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

FROM:

Skybox Sports Network, Inc.

Re: Response to Comment Letter Dated November 10, 2020

Form 1-A Filed October 15, 2019

General

Comment 1:

1.	Please include a cross-reference to the section where the disclosure required by Item 14 has been provided. Please refer to Item 1(d) of Part II of Form 1-A.

Response:

See response to Item 14.

Comment 2:

2.	We note that you intend to offer up to 20,000,000 shares of common stock at a price of $0.50 per share. We also note a number of references to a fixed price of $1.00 per share for the duration of the offering. Please revise accordingly. In addition, on page 15, we note your reference to potentially raising up to $20,000,000 in proceeds from this offering

Response:

As requested, all references to $1.00 have been deleted and replaced with the appropriate amount of $0.50. On page 15 the amount has been corrected to reflect the accurate amount of $10,000,000

Comment 3:

3.	Please limit the cover page of the offering circular to one page. Please refer to Item 1 of Part II of Form 1-A.

Response:

The cover page has been formatted to be one page as requested.

Comment 4:

4.	Pursuant to Section 3(b) of the Securities Act, the Commission has exempted offerings made in compliance with Regulation A and Form 1-A from registration. Accordingly, it is unclear why you refer in your offering statement to certain Sarbanes-Oxley requirements. Please revise your disclosure throughout the offering statement as appropriate, including whether you intend to register your common stock under Section 12(g) of the Securities Exchange Act of 1934.

Response:

All four references in the filing to Sarbanes-Oxley requirements has been removed.

Comment 5:

Risk Factors, page 7

5.	To the extent material, please provide risk factor disclosure regarding the COVID-19 pandemic and the reasonably know effect it may have on your business.

Response:

The following Risk Factor concerning the COVID 19 pandemic was added as requested:

COVID-19 and similar health epidemics and contagious disease outbreaks could significantly disrupt our operations and adversely affect our business, results of operations, cash flows or financial condition.

In December 2019, a novel strain of coronavirus (“COVID-19”) was identified, and on March 11, 2020, the World Health Organization declared COVID-19 as a global pandemic. Numerous state and local jurisdictions have imposed, and others in the future may impose, “shelter-in-place” orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19. In particular, the governments in jurisdictions where our employees are located have imposed limitations on gatherings, social distancing measures and restrictions on movement, only allowing essential businesses to remain open. Such restrictions have resulted in temporary store closures, work stoppages, slowdowns and delays, travel restrictions and cancellation of events, among other restrictions, any of which may negatively impact workforces, customers, consumer sentiment and economies in many markets and, along with decreased consumer spending, have led to an economic downturn throughout much of the world.

Our business is largely tied to the disposable income of our subscribers and clients. The global economic and financial uncertainty may result in significant declines to the number of clients using our products. See “— A reduction in discretionary consumer spending could have an adverse impact on our business.”

In response to the COVID-19 outbreak, we will transition many of our future employees to remote working arrangements. It is possible that this could have a negative impact on the execution of our business plans and operations. If a natural disaster, power outage, connectivity issue, or other event occurred that impacted our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The increase in remote working may also result in player privacy, IT security and fraud concerns as well as increase our exposure to potential wage and hour issues.

The degree to which COVID-19 affects our financial results and operations will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the outbreak, its severity, the governmental actions and regulations imposed to contain the virus or treat its impact, how quickly and to what extent pre-pandemic economic and operating conditions can resume and overall changes in players’ behavior. To the extent the COVID-19 pandemic could affect our business and financial results, it may also have the effect of heightening other risks described in this “Risk Factors” section.

Comment 6:

This offering is being conducted by the Company without the benefit of an underwriter..., page 7

6.	Please remove the statement that no underwriter has engaged in any due diligence to confirm the accuracy of your disclosure, as this appears inappropriate. Please be advised that the company and its management are responsible for the accuracy and adequacy of its disclosures.

Response:

The reference to no underwriter has been removed and it has been more clearly stated that “the company and its management are responsible for the accuracy and adequacy of its disclosures,”

Comment 7:

Our officers and directors control our company..., page 8

7.	We note your disclosure that if "less than $10 million is raised in this offering," then your executive officers and directors will continue to control our company. It appears that your sole executive's controlling interest, based on two million shares of common stock currently issued and outstanding, will be lost if more than $1 million is raised in this offering. Please revise accordingly.

Response:

This has been revised to more accurately reflect the offering. The following language was substituted:

“If more than $1 million is raised in this offering, our executive officers and directors may not continue to control our company. The Officers and Directors retain the right to issue themselves more shares so as not to lose control of the Company.”

Comment 8:

Plan of Distribution, page 13

Comment:
8.	Please revise your disclosure here to provide for Mr. Frederickson's role in the offering of your common stock. In that regard, we note that your disclosure on the cover page that shares offered by the Company will be sold on your behalf by Mr. Frederickson.

Response:

The following language was added to the Plan of Distribution to more accurately reflect Mr. Frederickson’s role in offering the company’s common stock pursuant to the offering:

“The shares offered by the Company will be sold on our behalf by our Chief Executive Officer, Ronald Frederickson as current sole officer and director. He will not receive any commissions or proceeds for selling the shares on our behalf.”

Comment 9:

9.	Please revise your disclosure to expand on Don Bosch's role in this offering.

Response:

Don Bosch was removed from the offering. It was a typo. Mr. Bosch has no connection to the Company or this offering.

Comment 10:

Item 7: Description of Business, page 16

10.	We note your disclosure that you intend to manufacture, market, and distribute custom LED displays that transmit informative and entertaining live sports, financial and news content via LED ticker signs. We further note your disclosure on page 20, that you intend to provide consulting services and are currently developing a B2B platform for supply order aggregation for companies in the cannabis industry. Please revise your offering statement here to consistently describe the nature of your business, and where necessary.

Response:

This was verbiage that was an oversight and was deleted. The following, which is accurate, replaced it:

SKYBOX SPORTS NETWORK (SKYBOX), a Nevada Corporation, is a new age digital media corporation that transmits informative and entertaining live sports, financial and news content via high-quality LED ticker signs for commercial and consumer clients. The company manufactures, markets, and distributes custom LED displays — and provides advertising and subscription-based news content to “fancaves”, households, restaurants, hotels, brokerage offices, sports venues, casinos and others throughout Canada and the US.

Comment 11:

Partnerships, page 17

11.	We note that you have entered into a number of partnerships with third parties. Please revise your disclosure to provide the material terms of all material partnerships entered into.
Response:

Upon review management agrees this does not best accurately what these relationships are as currently there are no “material partnerships”, and the following language has been substituted to best reflect more accurately the nature of these relationships:

Relationships. SKYBOX plans to established numerous, contract manufacturers and engineers all over the world. Significant importance is our pending relationship with SPORTRADAR, a global sports content provider. SKYBOX will have access to coverage that includes over 40 sports in 800 leagues in 80 countries throughout the world.

In North America Sportradar is the official content provider to the NFL, NBA, NHL, NASCAR and numerous other leagues and federations. Their advisory board and shareholders include Ted Leonsis, Mark Cuban and Michael Jordan. A small percentage of the company recently sold for 2.4 billion dollars.

SKYBOX has also recently announced two significant new pending marketing relationships with BARSTOOL SPORTS and 2DB of London, England. Both BARSTOOL and 2DB will provide significant marketing channels for Skybox’s products and services. These are pending, future opportunities that will depend on sufficient capital being raised.

Comment 12:

12.	Please revise your disclosure to provide the basis for your claim that you are a "leading client-specific content provider," and that you have "established [yourself] as worldwide leader in live Ticker technology."

Response:

Upon review we agree this is inaccurate and have revised this language, as follows to be more accurate:

“SKYBOX plans to be the leading client-specific content provider, broadcasting content services and specialized messages throughout North America.”

“SKYBOX has plans to establish itself as the worldwide leader in live Ticker technology with fun entertaining products, displaying light, color, and motion.”

Comment 13:

Employees and Employment Agreements, page 18

13.	Please disclose your total number of employees, indicating the number employed full time. Please refer to Item 7(a)(1)(iv) of Part II of Form 1-A.

Response:

The following language had been added to this section:

“Mr. Ron Frederickson is currently the sole, uncompensated employee, and as such will have the flexibility to work on our business as required to execute the business plan and are prepared to devote more time to our operations as may be required.”

Comment 14:

Intellectual Property, page 18

14.	You state that you do not currently hold rights to any intellectual property rights. On page 17, we note that you highlight your "proprietary Intellectual property networks for live content, IP streaming, and messaging applications, as a significant strategic advantage of yours in the marketplace. Please revise accordingly.

Response:

The company currently holds no intellectual property rights and are exploring acquiring them as needed to facilitate their business model. The language in Page 17 has been revised to more accurately reflect this:

All products will be powered by our planned proprietary Intellectual property networks for live content, IP streaming, and messaging applications

Comment 15:

Governing Law, and Venue, page 19

15.	Please revise your disclosure, if true, to provide that your exclusive forum provision applies to your Subscription Agreement. In addition, please expand your disclosure to include a discussion of the effects that this provision may have on potential investor and clarify whether or not the exclusive forum provision applies to purchasers in secondary transactions. Further, consider providing risk factor disclosure related to this exclusive forum provision.

Response:

The exclusive forum provisions contained in provide an exception to the designation of the District Court of the Clark County Judicial District of the State of Nevada as the exclusive forum for “any claim as to which the District Court of the Clark County Judicial District of the State of Nevada determines that there is an indispensable party not subject to the jurisdiction of the District Court of the Clark County Judicial District of the State of Nevada (and the indispensable party does not consent to the personal jurisdiction of the District Court of the Clark County Judicial District of the State of Nevada within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the District Court of the Clark County Judicial District of the State of Nevada , or for which the District Court of the Clark County Judicial District of the State of Nevada does not have subject matter jurisdiction” (emphasis added). Accordingly, the provision does not designate the District Court of the Clark County Judicial District of the State of Nevada as the exclusive forum for any derivative action or other claim for which the applicable statute creates exclusive jurisdiction in another forum, such as the Exchange Act, or for which the District Court of the Clark County Judicial District of the State of Nevada otherwise does not have subject matter jurisdiction. We believe that the underlined language above clearly states that the exclusive forum designation would not apply to actions for which the Exchange Act creates exclusive federal jurisdiction.

Comment 16:

Item 8: Description of Property, page 19

16.	Please revise your disclosure to provide the information required by Item 8 of Part II of Form 1-A. In that regard, we note your disclosure that you operate your own networks operating center and newsroom with offices in British Columbia, Canada, Shenzhen, China, and Las Vegas, Nevada.

Response:

The following language has been revised to be more accurate:

Additional information. SKYBOX has plans to operate its own proprietary networks operating centers and newsrooms with offices in B.C. Canada, Shenzhen, China and Las Vegas, Nevada.

Comment 17:

Item 10: Directors, Executive Officers and Significant Employees, page 23

17.	Please revise Mr. Frederickson's business experience discussion to provide a brief account of the business experience during the past five years and the name of and principal business of any corporation or organization in which such occupation and employment were carried on. Please see Item 10(c) of Part II of Form 1-A.

Response:

Mr. Frederickson’s business experience has been clarified to cover the past five years with a more detailed description of his place of employment, job roles and work experience. The following language now replaces the language on page 23:

“Ronald Frederickson, CEO/Compliance/Director: Mr. Frederickson has an extensive business and entrepreneurial background with years of experience as the president and CEO of two previous corporations and is recognized as an ever-present forward-looking thinker. With senior positions in corporate development, sales, engineering and management Mr, Frederickson has most recently held the position of President with Ticker Communications Inc. (a Canadian based company) for the past 6 years, leading the strategic partnerships and corporate development team.

Ron has committed his activities as a founder of Skybox Sports Network in identifying and delivering a high level of quality to the customers. His innate ability to work with industry professionals and build on relationships has positioned SSN in its most recent and most significant pending Agreements. Hands-on and ever present, Ron finds the time to bring new business to Skybox Sports Network.”

Comment 18:

Item 12: Security Ownership of Management and Certain Beneficial Owners, page 24

18.	Please provide the information required by Item 12 of Part II of Form 1-A as of the most recent practicable date. In that regard, we note your disclosure is "based on 10,000,000 shares of common stock outstanding as of June 30, 2018."

This was a typo and it has been edited to correctly reflect the disclosure as “based on 2,000,000 shares of common stock outstanding as of June 30, 2020.”

Comment 19:

Related Party Transactions, page 24

19.	We note that you issued 2,000,000 shares of common stock to Mr. Frederickson in exchange for $20,100. Please revise your disclosure to provide the information required by Item 13 of Part II of Form 1-A relating to this transaction.

Response:

The following language was added to Item 13 (page 24):

Ronald Frederickson was issued 2,000,000 common shares of stock in exchange for capital into the company of $20,100.

Comment 20:

Financial Statements

Independent Auditor's Report, page F-1

20.	Please make arrangements with your auditor to have them revise their report to state that you have not generated any revenues since inception and you have sustained an accumulated net loss of $(15) for the period from inception to June 30, 2020, instead of June 15, 2020.

Response:

Our auditors have revised their report with the proper date, and it has been included in the filing.

Comment 21:

Note 2 - Summary of Significant Accounting Policies Year End, page F-8

21.	You disclose here that your fiscal year ends on June 30; however, you disclose on pages 5 and 18 that your fiscal year ends on December 31. Please revise your disclosure to correct this apparent discrepancy.

Response:

The references to the discrepancy of December 31 have been edited and replaced with the appropriate June 30.

Comment 22:

Note 8 - Subsequent Events, page F-10

22.	Please enhance your disclosure to also disclose the actual date through which subsequent events have been evaluated. Refer to ASC 855-10-50-1.

Response:

The following language used to replace the current language and date with regard to

Note 8 – Subsequent Events, page F-10:

“Management evaluated subsequent events of the Company through June 30, 2020, the date the financial statements were issued, and concluded that no subsequent events have occurred that would require recognition in the Financial Statements or disclosure in the Notes to the Financial Statements.”

Comment 23:

Exhibits
23.	Please make arrangements with your auditor to have them file an updated consent that is not in email form. The consent should refer to the financial statements that were audited as well as the audit report and should be signed and currently dated by your auditor.

Response:

An updated Consent to File in proper format with a current date has been added as an Exhibit to the filing.

The Company feels that we have addressed the Comments submitted in our response and in our amendments to the Form 1-A filing.

Sincerely,

/s/ Ronald Frederickson

Ronald Frederickson – CEO, Chairman/Director

SKYBOX SPORTS NETWORK, INC.